Mail Stop 4561

February 27, 2007

Gary Guseinov
Chief Executive Officer
CyberDefender Corporation
12121 Wilshire Boulevard., Suite 350
Los Angeles, California 90025

Re: **CyberDefender Corporation**
 Amendment No. 2 to Form SB-2
 Filed on February 1, 2007
 File No. 333-138430

Dear Mr. Guseinov:

We have reviewed your amended filing and have the following comments. Note that all references to prior comments relate to our letter issued December 1, 2006.

General

1. Please expand your disclosure on page 2 where you provide the material terms of the 10% convertible debentures to provide a more complete discussion of the ways in which the conversion price of $1.00 may be reduced, the total possible shares underlying the convertible debentures, and the potential dilution impact on shareholders. In this regard, the amount the company received from the sale of the debentures and the amount to be gained by the selling shareholders from the sale of the underlying notes should be made clear. The disclosure of the contractual terms between the company and the debenture holders should be clear, concise and written using plain English principles.

Summary, page 2

2. We reissue prior comment 10. Please explain to us what you mean by the phrase "full-line" security software developer. We note your repeated references to providing full-line security software. Is the "full-line" concept identical to the "security suite" to which you also refer in this section and elsewhere? If not, how do these concepts materially differ? Please advise.

Risk Factors, page 4

3. Please refer to prior comment 13, which we reissue. Please review the risk factor subheadings specifically and revise them so that they are particular to your company. Many of the risk factor subheadings could be applicable to any business in any industry and do not appear to be specific to you. In revising the risk factor subheadings, consider the challenges that you face and the facts particular to your business and industry and use that information to add specificity to your risk factor discussion.

4. We note you revised the risk factor on page 6 that begins "If we fail to market our products" by adding a reference to advertisement placements with Google, Yahoo! and MSN. Please tell us what percentage of your advertisements is placed with each of these entities.

As of September 30, 2006, we had $1,896,570 in cash, page 4

5. Please refer to prior comment 15. Please include a brief explanation here regarding the significant decrease in your burn rate such that $1.5 million will be sufficient to fulfill your financial obligations for a period of 12 months whereas approximately $1.8 million enabled you to complete what appears to be only several months of operations.

If our common stock is accepted for quotation on the OTC Bulletin Board, it will be considered a "penny stock", page 9

6. Revise the subheading to state that your stock is considered a "penny stock," since its status as a "penny stock" is not tied to being quoted on the OTCBB. Note that the stock will continue to be a "penny stock" even if it is quoted on the OTCBB. Refer to Exchange Act Rule 3a51-1.

The OTC Bulletin Board is a quotation system, page 10

5. Revise the risk factor subheading to state the risk from the investors' viewpoint, namely that, for the reasons you state, it may be difficult to trade your securities.

Management's Discussion and Analysis or Plan of Operation, page 18

6. Please refer to prior comment 27. In light of your statement in risk factors that you will require $1.5 million to meet your financial obligations for a period of 12 months and given that this amount is significantly less than your expenditures for the previous 12 months, please include a materially complete discussion of the rate at which your current operations are using cash on a monthly basis, and compare that rate of cash usage with the capital requirements experienced in the most recent periods reported in the financial

statements. As this appears to be a downward trend, it is required disclosure under Item 303 of Regulation S-B.

Business, page 27

7. Please refer to prior comment 35. We were unable to locate support in the IDC excerpt you provided for the following statement: "In 2004 the top three worldwide SCM software vendors, Symantec, McAfee and Trend Micro, comprised 58.3% of the market while the remaining market share was extremely fragmented with no vendor exceeding over 2.5% of the SCM market." Please direct us to support for this assertion.

8. Please refer to prior comment 35. Although you state that the information you cite was obtained from an excerpt of the IDC report obtained on the IDC website, we were unable to locate a copy of the excerpt on the IDC's website. Please advise.

Executive Compensation, page 37

9. We note that the information in the summary compensation table is as of December 31, 2005. Please update the table to include information as of December 31, 2006, your most recent year end. Please see Corporation Finance Telephone Interpretation J.8B.

10. Please provide the total amount paid to each of the persons named in the summary compensation table in the "total" column. Note that this amount should reflect all compensation, including stock and option awards. Please tell us why you determined not to include those items in the summary compensation table.

11. Please explain further the payment noted in footnote 5 to REMG. Tell us, and disclose in narrative form, the nature and purpose of this payment. Tell us why you determined that this amount is appropriately included in the "all other compensation" column paid to Mr. Eckelberry.

12. We note your response to prior comment 46 indicating that a portion of the personal loans made to Messrs. Guseinov and Barash were reclassified as salary in 2005 and 2006. Please include footnote disclosure quantifying what portion of the salaries constitutes the reclassified loans.

13. Please provide narrative disclosure to the summary compensation table to discuss, at a minimum, the additional salary and bonus paid to Messrs. Guseinov and Barash. Note that a narrative description of any material factors necessary to an understanding of the information disclosed in the table is required by paragraph (c) of Item 402 of Regulation S-B.

Certain Relationships and Related Transactions, page 40

14. Please refer to prior comment 46. We note your response that the personal loans to Messrs. Guseinov and Barash were not documented, other than by journal entry. Please file as an exhibit to the registration statement a written description of the loan agreements. See Telephone Interp. I.85 of the Corporation Finance Manual of Publicly Available Telelphone Interpretations, which is available on our website.

Part II

Undertakings

15. Please refer to prior comment 51. We note that you have included the undertaking relating to Rule 430B, however, it does not appear that paragraphs (i) or (ii) of the rule apply to your offering. Please advise us of the basis for your reliance on this rule. If you are unable to satisfy the requirements of 430B, please provide the undertaking specified by Item 512(g)(2) of Regulation S-B, which relates to Rule 430C.

Financial Statements

16. Please revise your filing to include updated financial statements and related consents. See Item 310(g) of Regulation S-B.

17. Please refer to prior comment 55. Revise the filing to classify "deferred charges" at December 31, 2005 as "deferred commissions" consistent with your revised presentation in the September 30, 2006 financial statements. In addition, as previously requested, tell us and revise the filing to clarify the Company's related accounting for these charges. Clarify when sales commissions are paid to employees and indicate whether these commissions are being amortized over the non-cancelable term of the arrangements. Clarify whether sales commissions paid to employees are refundable to the Company if the receivables are deemed uncollectible or in other instances where revenue is no longer recognized.

18. Please refer to prior comment 56. As previously requested, please explain to us how you applied SOP 97-2 to your CyberDefender Anti-Spyware software arrangements for which you recognize revenue ratably over the contract period. Provide us with a detailed response that refers to the specific provisions that result in ratable recognition. Cite specific authoritative literature in your response.

19. Please refer to prior comment 57. Clarify for us the point in time when the "incentives for early renewals" are offered to your customers. For example, indicate whether they are offered in connection with the initial sale, six months into the subscription term, etc. As previously requested, tell us how your accounting for these incentives complies with the relevant revenue recognition guidance. Refer to SOP 97-2 and TPA 5100.51 in your response and cite any other relevant authoritative literature.

20. Please refer to prior comment 58. Support your assertion that the Company can identify all returns and chargebacks within the first 30 days and explain why you believe using the direct write-off method is preferable to estimating such returns and chargebacks at the time of sale. In addition, explain how you account for the related deferred costs at the time of return or chargeback. If necessary, provide us with an analysis that shows the impact on your financial statements of using the direct write-off method as compared to estimating.

21. Please refer to prior comment 59. Revise the filing to clarify how your revenue recognition policy for advertising revenues complies with SAB 104. In addition, clarify for us whether your agreements with the advertising networks include any guarantees for a minimum number of "impressions" or "clicks." To the extent any such minimum guaranteed impressions or clicks are not met in the specified time frame, revise the filing to clarify the impact on revenue recognition.

22. Please refer to prior comment 60. Revise your December 31, 2005 financial statements to discuss the CyberDefender acquisition and to present the intangible associated with your rights to the CyberDefender software separately on the balance sheet consistent with your revised presentation in your interim September 30, 2006 financial statements.

23. Please refer to prior comment 61. Describe to us the nature of the positive and negative evidence you considered and explain how that evidence was weighted in determining that your deferred tax assets were realizable as of September 30, 2006 and December 31, 2005. As part of your response, provide us with the cumulative pre-tax results over the each of the three-year periods ending on September 30, 2006 and December 31, 2005. If cumulative losses existed at these balance sheet dates, describe how you overcame this significant negative evidence that is characterized in paragraph 103 of SFAS 109 as "difficult to overcome." Refer also to paragraphs 20 through 25 of SFAS 109.

24. Please refer to prior comment 62. Please continue to provide us with updates to the information requested in prior comment number 62 as it relates to all equity related transactions subsequent to this request through the effective date of the registration statement.

25. Please refer to prior comment 65. We note that you assigned a nominal fair value of $0.01 to your common stock as of January 1, 2005 and that the fair value has remained at or below $1.00 since that time. As previously requested, provide us with objective evidence that supports your determination of the fair value of the shares of common stock beginning with the valuation of $0.01 at January 1, 2005 through the most recent equity grant dates. As part of your response, address why the nominal value was appropriate considering the tremendous revenue growth and positive earnings trend displayed by the Company between fiscal 2004 and 2005. In addition, tell us why you have not provided the disclosures in paragraph 182 of the AICPA Practice Aid considering that you have not obtained any contemporaneous, third-party valuations.

As previously requested, provide us with the estimated price range for your stock and reconcile and explain the differences between the mid-point of the range and the fair values asserted in the analysis requested above.

26. Please refer to prior comment 66. We note your response to our prior comment number 66 that indicates that the Company revised disclosures on page F-21 to briefly discuss why you have recorded the warrants issued as equity rather than liabilities. The Staff noted no such disclosures on page F-21. Therefore, as previously requested, please revise your disclosure to briefly discuss why you have recorded the warrants issued as equity rather than liabilities. In addition, disclose the expected impact, if any, on your accounting for the conversion options of your convertible debt once your stock is publicly traded as a result of this offering.

You may contact Megan Akst at 202-551-3407 or Mark Kronforst, Accounting Branch Chief, at 202-551-3451, if you have questions regarding comments on the financial statements and related matters. Please address all other comments to Maryse Mills-Apenteng at 202-551-3457. If you require further assistance you may contact the undersigned at 202-551-3735.

Sincerely,

Barbara C. Jacobs
Assistant Director

cc: Via facsimile: (212) 907-6687
        Kevin Friedmann, Esq.
        Richardson & Patel, LLP